May 8, 2008 annual meeting
At the meeting, each of the nominees for Trustees was elected, as follows:
Common shares
            Votes for 	Votes withheld	 Abstentions Broker non votes
Jameson A. Baxter 	36,406,224 	 3,236,302 	11,368
Charles B. Curtis 	36,414,538 	 3,227,988 	11,368
Robert J. Darretta 	36,436,198 	 3,206,328 	11,368
Myra R. Drucker 	36,425,056 	 3,217,470 	11,368
Charles E. Haldeman, Jr.36,428,458       3,214,068 	11,368
Paul L. Joskow 		36,431,319 	 3,211,207 	11,368
Elizabeth T. Kennan 	36,400,792 	 3,241,734 	11,368
Kenneth R. Leibler 	36,433,737 	 3,208,789 	11,368
George Putnam, III 	36,414,481 	 3,228,045 	11,368
Richard B. Worley 	36,427,595 	 3,214,931 	11,368

Preferred shares
	     Votes for Votes withheld Abstentions Broker non votes
John A. Hill 		13,932 		1,409
Robert E. Patterson 	13,933 		1,404


All tabulations rounded to the nearest whole number